UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 18 January 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Issued by Harmony Gold
Mining Company Limited
18 January 2013
For more details contact:
Henrika Basterfield
Investor Relations Officer
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Section 189 discussions regarding Harmony’s Kusasalethu mine commenced
Johannesburg. Friday, 18 January 2013. Harmony Gold Mining Company Limited
(‘Harmony’ or the ‘Company’) advises that the consultation process in terms of section 189 of the Labour Relations Act, 66 of 1995 ("LRA") between Harmony and Kusasalethu employees represented by the National Union of Mineworkers (NUM), Association of
Mineworkers and Construction Union (AMCU), Solidarity and UASA (collectively referred to as “the Unions”) commenced yesterday. The discussions were facilitated by a senior facilitator appointed by the Commission for Conciliation, Mediation and Arbitration (CCMA).
Discussions related to the reasons for the recent decision by Harmony to close its
Kusasalethu mine due to safety and security reasons that have caused the mine to no longer be a viable business.

A parallel consultation process is also happening between Harmony and the Unions to find a lasting solution by which normal production levels at Kusasalethu can be achieved and which would normalise the security, safety and health climate at the mine. Kusasalethu is a mine with over 7 million ounces of reserve equating to an estimated 25 years of life. The focus of these discussions is specifically on again achieving security and safety of employees at the mine, and compliance with standards, codes and procedures which will ensure a safe, sustainable and profitable Kusasalethu.

Kusasalethu will remain closed until an agreement has been reached and all the conditions of re-opening have been agreed upon and committed to by all the unions and other stakeholders involved.

The next formal facilitation session at the CCMA between Harmony and the Unions is scheduled for Tuesday, the 29th of January 2013.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 18, 2013
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director